UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 3, 2022

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Highlights to be presented at Novo Nordisk’s Capital Markets Day 2022

Bagsværd, Denmark, 3 March 2022 – Novo Nordisk is today hosting a Capital Markets Day (CMD) where the company is providing a progress update on its Strategic Aspirations 2025.

The Strategic Aspirations 2025 were introduced in 2019 to reflect the broad aspects of Novo Nordisk’s business including purpose and sustainability (ESG), the sustained growth opportunities until 2025 across therapy areas and geographies as well as future growth drivers of Novo Nordisk in the research and development pipeline.

The day will be centred around the Strategic Aspirations and during the day, senior management presentations will cover corporate strategy and research and early development strategy, Environmental, Social and Governance (ESG) strategies and performance as well as commercial strategies, research and development pipeline and performance within Diabetes care, Obesity care and Biopharm, which is renamed to Rare Disease. In addition, Novo Nordisk’s approach to cardiovascular disease, product supply and financials are presented.

The CMD will also include break-out sessions covering technology platforms, Non-alcoholic steatohepatitis (NASH) and Alzheimer’s Disease (AD) and Region EMEA.

Key highlights of the day are:

•	Focus on securing growth beyond semaglutide by building on core research capabilities and new technology platforms
•	Growth potential for GLP-1-based semaglutide treatments within Diabetes care and outlook for the phase 3 clinical programme for insulin Icodec intended for once-weekly dosing
•	Launch update for Wegovy® in the US, where the expectation still is to be able to meet demand in the second half of 2022, an updated commercial strategic aspiration for Obesity care and an update of the obesity research and development pipeline, including the semaglutide 2.4 mg cardiovascular outcomes trial, SELECT
•	Update on the sustained growth aspiration for Rare Disease and clinical trial results from the phase 3 trial with Sogroya® in children with growth hormone deficiency, results from the phase 1/2 trial with Mim8 in haemophilia A as well as results from the phase 3 clinical trial with concizumab in people with haemophilia A and B with inhibitors which was successfully completed in February 2022.

All sessions of the CMD are webcasted live, and a replay will be made available on the investor section of novonordisk.com. Presentation material from the CMD will also be available throughout the day on the investor section of novonordisk.com.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO).

Further information

Media:
Martin Havtorn Petersen	+45 3075 5246	mhpz@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 19 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 3, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer